File No. 82-2683





PRESS RELEASE

Contact

Robert Dekker
Director of Communications
Wolters Kluwer Health
+1 (610) 234-4533
robert.dekker@wolterskluwer.com

Kevin Entricken
Vice President, Investor Relations
Wolters Kluwer nv
+ 31 (0) 20 6070 407
ir@wolterskluwer.com

Wolters Kluwer Health Completes Acquisition of UpToDate

UpToDate Expands Wolters Kluwer Health's Point of Care Portfolio

Conshohocken, Pa (October 22, 2008) - Wolters Kluwer Health, a leading provider of information and business intelligence for students, professionals and institutions in medicine, nursing, allied health, pharmacy and the pharmaceutical industry, today announced it has completed the acquisition of UpToDate, the leading evidence-based, electronic clinical information resource.

This acquisition reinforces Wolters Kluwer Health's leading position in the clinical decision support market and fits squarely into the company's strategy for growing its business into high growth markets, particularly the fast-growing point of care and electronic medical records markets by expanding its product and services offerings.

"This acquisition encourages continued growth-driven innovation. Our companies share a history of developing successful clinical content and electronic platforms for clinicians, similar growth strategies and a common view of the opportunities offered by technological changes happening throughout healthcare," said Nancy McKinstry, Wolters Kluwer CEO & Chairman of the Executive Board. "UpToDate's proven ability to leverage technology and content to help physicians make the right decision at the point of care represents a significant growth opportunity for Wolters Kluwer."

"We're very excited to have UpToDate join Wolters Kluwer Health's portfolio of market-leading information and business intelligence solutions and we look forward to continue our path of advancing patient care while reducing medical costs," said Dr. Denise Basow, Editor-In-Chief of UpToDate.

UpToDate is expected to generate annualized projected revenue of $80 million in 2008 and has approximately 250 employees. The intention to acquire UpToDate was announced on September 4, 2008. Terms of the acquisition were not disclosed.



About Wolters Kluwer Health
Wolters Kluwer Health (Conshohocken, PA), a division of Wolters Kluwer, is a leading provider of information and business intelligence for students, professionals and institutions in medicine, nursing, allied health, pharmacy and the pharmaceutical industry. Major brands include traditional publishers of medical and drug reference tools and textbooks, such as Lippincott Williams & Wilkins and Facts & Comparisons®; electronic information providers, such as Ovid, Medi-Span® and ProVation®; and pharmaceutical information providers such as Adis International and Source®. Wolters Kluwer Health has annual revenues (2007) of $1,044 million (€761 million) and employs approximately 2,700 employees globally. For more information, visit www.WKHealth.com.

Wolters Kluwer is a leading global information services and publishing company. The company provides products and services globally for professionals in the health, tax, accounting, corporate, financial services, legal, and regulatory sectors. Wolters Kluwer has annual revenues (2007) of €3.4 billion ($4.8 billion), maintains operations in over 33 countries across Europe, North America, and Asia Pacific and employs approximately 19,500 people worldwide. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. Visit www.wolterskluwer.com for information about our market positions, customers, brands, and organization.

Forward-looking Statements
This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

END